SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No.4)*

                         OCTEL COMMUNICATIONS CORPORATION
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                               (Name of Issuer)

                      Common Stock,  No par value
- -------------------------------------------------------------------------------
                    (Title of Class of Securities)

                               675724 10 8
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                             (CUSIP Number)

         Ann O. Baskins, Assistant Secretary and Managing Counsel
                          Hewlett-Packard Company
                        Corporate Legal Department
                       3000 Hanover Street, MS: 20BQ
                       Palo Alto, California  94304
                               (415) 857-3755
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                June 7, 1995
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1
CUSIP NO. 675724 10 8   SCHEDULE 13D


- -------------------------------------------------------------------------------
1  Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
       Persons

       Hewlett-Packard Company              I.R.S Identification No. 94-1081436
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2    Check the Appropriate Box if a Member of a Group
       Not applicable                                             (b) [   ]
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     SEC Use Only


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4    Source of Funds

       Not Applicable
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5    Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)                                                   [   ]

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6    Citizenship or Place of Organization

       California
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                                        7    Sole Voting Power
     NUMBER OF                                 0
     SHARES                            ----------------------------------------
     BENEFICIALLY OWNED BY              8    Shared Voting Power
     EACH REPORTING                            900,619
     PERSON                             ---------------------------------------
     WITH POWER                         9    Sole Dispositive Power
                                               900,619
                                        ---------------------------------------
                                        10   Shared Dispositive
                                               0
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11   Aggregate Amount Beneficially Owned by Each Reporting Person

       900,619
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12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                      [   ]

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13   Percent of Class Represented by Amount in Row (11)

       3.8%*
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14   Type of Reporting Person

       CO
_______________________________________________________________________________
All calculations are based on an aggregate of approximately 23,641,875 shares of Octel Communications Corporation ( Octel ) Common Stock outstanding as of April 30, 1995, the most recent date on which Octel reported its outstanding shares.

                                       2


CUSIP NO. 675724 10 8   SCHEDULE 13D



                            SCHEDULE 13D

                           AMENDMENT NO. 4

    Hewlett-Packard Company, a California corporation ( Hewlett-
Packard ), previously filed in paper format a Schedule 13D, dated August 30, 1988 (the Original Schedule 13D ), Amendment No. 1, dated
November 21, 1988 ( Amendment No. 1"), Amendment No. 2, dated
November 3, 1989 ( Amendment No. 3"), in each case relating to its purchase of shares of Common Stock, no par value ( Octel Common
Stock ), issued by Octel Communications Corporation, a California corporation ( Octel ). According to the Securities and Exchange
Commission (the  Commission ), Octel was phased into Operational
EDGAR on December 6, 1993.  This Amendment No. 4 to the Original
Schedule 13D further amends certain Items to the Original Schedule 13D and, pursuant to Rule 101(a)(2)(ii) of Regulation S-T, restates the entire Schedule as of the date of this filing.

Item 1.  Security and Issuer.

    As stated in the Original Schedule 13D, the title of the class of equity securities to which this Amendment No. 4 relates is Octel Common Stock. Octel s principal executive offices are located at 890 Tasman Drive, Milpitas, California 95035.

Item 2.  Identity and Background.

    As stated in the Original Schedule 13D, this Amendment No. 4 is being filed by Hewlett-Packard, the address of whose principal executive offices is 3000 Hanover Street, Palo Alto, California 94304. Hewlett-Packard, together with its consolidated subsidiaries, is engaged worldwide in the design, manufacture and service of electronic equipment and systems for measurement, computation and communications. Hewlett-Packard offers a wide variety of systems and standalone products, including electronic test equipment, computer systems and peripheral products, medical electronic equipment, calculators and other personal information products, solid state components and instrumentation for chemical analysis. These products are used in industry, business, engineering, science, education and medicine.

    Hewlett-Packard has never been convicted in any criminal proceeding, and is not and has not been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

    The funds used to purchase the 1,564,119 shares of Octel
Common Stock owned by Hewlett-Packard immediately prior to the sales described in Item 5 below, in the aggregate amount of $32,590,767, were derived from Hewlett-Packard s working capital and cash reserves.

Item 4.  Purpose of Transaction.

    As restated and amended in full in Amendment No. 3, Hewlett-
Packard s purpose in acquiring Octel Common Stock was to develop and maintain a strategic partnership in which each company remained independent while working together to market and sell their products. The strategic partnership was terminated. Hewlett-Packard does not intend to obtain or affect control of Octel.

    The terms and conditions of Hewlett-Packard s purchase of Octel Common Stock and Hewlett-Packard s rights to acquire additional shares of Octel Common Stock (or other Octel voting securities) were established in the Common Stock Purchase Agreement, dated August 10, 1988, between Hewlett-Packard and Octel (the Stock Purchase Agreement ), which was attached to the Original Schedule 13D as Exhibit A and which is not being refiled with this Amendment No. 4. The Stock Purchase Agreement was amended effective October 1, 1990 (the Stock Purchase Agreement, as amended, the Amended Stock Purchase Agreement ), to extend the period of time until March 1, 1994 that certain restrictions applied to Hewlett-Packard s sale of shares. The amendment to the Stock Purchase Agreement was not filed with the Commission and is not being filed with this Amendment No. 4.

    The following summary of Hewlett-Packard s rights to purchase
Octel Common Stock (or other Octel voting securities) is qualified in its entirety by reference to the terms of the Amended Stock Purchase
Agreement.

    Under the Amended Stock Purchase Agreement, Hewlett-Packard agreed to purchase, 730,070 shares (approximately 5%) in a private placement directly from Octel, the purchase of which was described in the Original Schedule 13D, and an additional 730,070 shares (approximately 5%) of Octel Common Stock on the open market within 18 months of August 10, 1988. Hewlett-Packard also purchased 193,979 shares of Octel Common Stock pursuant to the exercise of its right to maintain its percentage ownership interest in Octel(as described below). Hewlett-Packard s purchase of certain of the shares of Octel Common Stock on the open market and pursuant to its right to maintain was described in Amendment No. 1, Amendment No. 2 and Amendment No. 3.

                                       3

CUSIP NO. 675724 10 8   SCHEDULE 13D


    Hewlett-Packard had certain rights under the Amended Stock
Purchase Agreement. Hewlett-Packard had an option, exercisable for a two-year period beginning August 10, 1989, to acquire an additional 10% of Octel s Common Stock, of which, at Octel s discretion, 5% could be sold directly to Hewlett-Packard by Octel. Hewlett-Packard did not exercise this option. Hewlett-Packard also had rights, under certain circumstances and subject to certain restrictions, to acquire additional shares of Octel Common Stock (or other Octel voting securities) in the open market, and in certain circumstances, from Octel (a) in order to maintain its percentage interest in Octel in the event that additional shares are issued by Octel, and (b) in the event that a third party acquires a percentage interest in Octel which exceeds that held by Hewlett-Packard (in which case Hewlett-Packard generally has a right to increase its percentage interest in Octel up to the level of the percentage interest held by the third party).

    No contract, understanding or arrangement between Hewlett-
Packard and Octel requires changes in Octel s charter, bylaws or related instruments which would impede the acquisition of control of Octel by any person, although Hewlett-Packard s ownership of Octel Common Stock and its rights, described above, to acquire additional Octel Common Stock (or other Octel voting securities) may impede the acquisition of control of Octel by other persons.

    The restrictions on Hewlett-Packard s ability to sell shares of Octel Common Stock, as described in Item 5, all of which is incorporated in this
Item 4 by this reference, have terminated. Hewlett-Packard has the right to sell 824,049 shares on the open market, subject to Octel s right of first refusal as described below in Item 6, all of which is incorporated in this
Item 4 by this reference, and 830,070 shares pursuant to Rule 144(k). As further described in Item 6 below, Hewlett-Packard has informed Octel of Hewlett-Packard s intention to begin selling all of such shares, as market conditions permit.

Item 5.  Interest in Securities of Issuer.

    (a) See rows 7, 11 and 13 of the cover page hereto, which are incorporated herein by this reference.

    (b) Prior to May 17, 1995, Hewlett-Packard held 1,564,119 shares of Octel Common Stock (approximately 6.6%) of Octel Common Stock. Hewlett-Packard has sole dispositive power with respect to these shares, subject to certain restrictions on transfer and a right of first refusal in favor of Octel, as described in Item 6 of this Statement, all of which is incorporated in this Item 5 by this reference. Hewlett-Packard s right to vote the Octel Common Stock (or other Octel voting securities) is subject to certain restrictions, as described in Item 6 of this Statement, and, as a result of such restrictions, Hewlett-Packard shares the power to direct the vote of its Octel Common Stock (or other Octel voting securities) with Octel.

    (c) On the following dates, Merrill Lynch, Pierce, Fenner & Smith, Inc., on behalf of Hewlett-Packard sold, on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System, the following numbers of shares of Octel Common Stock owned by Hewlett-Packard at the following average prices:

    Date of Transaction           Number of Shares          Average Price

    05/17/95                      10,000                    $ 23.19
    05/18/95                      10,000                    $ 23.44
    05/19/95                      10,000                    $ 23.06
    05/22/95                      10,000                    $ 23.19
    05/23/95                      10,000                    $ 23.19
    05/24/95                      10,000                    $ 23.56
    05/25/95                      10,000                    $ 23.75
    05/26/95                      10,000                    $ 23.69
    05/30/95                      10,000                    $ 23.25
    05/31/95                      10,000                    $ 23.19
    06/01/95                      10,000                    $ 23.44
    06/02/95                      10,000                    $ 23.50
    06/05/95                      40,000                    $ 24.63
    06/06/95                      30,000                    $ 25.56
    06/07/95                      53,500                    $ 25.30
    06/08/95                      50,000                    $ 25.21
    06/09/95                      60,000                    $ 25.44
    06/12/95                      60,000                    $ 26.31
    06/13/95                      60,000                    $ 27.77
    06/14/95                      50,000                    $ 27.53
    06/15/95                      60,000                    $ 27.81
    06/16/95                      80,000                    $ 28.31


                                       4


CUSIP NO. 675724 10 8   SCHEDULE 13D



    Except as described in this Amendment No. 4, Hewlett-Packard has not effected any transactions in Octel Common Stock during the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

    As stated in the Original Schedule 13D, the Stock Purchase
Agreement imposes upon Hewlett-Packard certain restrictions related to voting the Octel Common Stock (or other Octel voting securities). The
Stock Purchase Agreement also establishes a number of restrictions on Hewlett-Packard s right to transfer Octel Common Stock (or other Octel voting securities), and provides that Octel has a right of first refusal on transfers by Hewlett-Packard of Octel Common Stock (or other Octel voting securities). The following summary of such restrictions and rights of first refusal is qualified in its entirety by reference to the terms of the Amended Stock Purchase Agreement.

    The Stock Purchase Agreement provides that Hewlett-Packard will vote its shares of Octel Common Stock (a) in an election of Octel directors, in favor of electing nominees to Octel's Board of Directors in accordance with the recommendation of Octel s Board of Directors, subject to Hewlett-Packard s right to select and vote for such nominee or nominees as it would be able to elect based on its ownership of Octel Common Stock, and (b) in deciding other matters, in accordance with the recommendations of Octel's
Board of Directors, in not less than the same proportion as votes cast by the other shareholders, subject to Hewlett-Packard s right to vote the shares in its own discretion with respect to certain significant events (including amendment of Octel s Articles of Incorporation or By-laws; disposition, recapitalization or liquidation of Octel; approval of a business combination with a third party who has acquired a certain percentage of Octel s shares; approval of a grant of voting rights or waiver or adoption of provisions requiring a vote to approve a business combination with a third party who has acquired a certain percentage of Octel s shares; and any action which Hewlett-Packard determines would be materially adverse to its interest in
Octel).   Hewlett-Packard has also agreed that it will not solicit proxies or become a participant in an election contest without Octel s consent, and that it will not place its shares of Octel Common Stock (or other Octel voting securities). The restrictions related to Hewlett-Packard s ability to vote its shares of Octel Common Stock (or other Octel voting securities) expire upon termination of the Amended Stock Purchase Agreement, which will occur no later than August 10, 1995.

    The Amended Stock Purchase Agreement also provided that, until
March 1, 1994, Hewlett-Packard could not sell its shares of Octel Common Stock (or other Octel voting securities) except in accordance with clauses
(2), (5), (6), (7) or (8) below; provided, however, that in the event Octel entered into an agreement with another person or group which would result in such person or group holding more than 25% of Octel s Common Stock
(or other Octel voting securities), Hewlett-Packard could transfer its shares of Octel Common Stock (or other Octel voting securities) as follows:

    (1)  to Octel or a person or group approved by Octel;

    (2) to a corporation in which Hewlett-Packard owns at least an 80% interest;

    (3) pursuant to a bona fide public offering structured to prevent any single person or group from acquiring 5% or more of Octel's Common Stock (or other Octel voting securities);

    (4) pursuant to Rule 144 under the Securities Exchange Act of 1934, as amended;

    (5)  in response to an offer to purchase or exchange Octel's
         Common Stock (or other Octel voting securities) made by or on behalf of Octel, or made by a third party but not opposed by Octel;

    (6)  in response to an offer to purchase or exchange Octel
         Common Stock (or other Octel voting securities) which, if successful, would result in the offeror's holding more than 40% of Octel s Common Stock (or other Octel voting securities);

    (7) pursuant to a bona fide pledge by Hewlett-Packard to an institutional lender; or

    (8) in the event of a merger or consolidation in which the holders of Octel's Common Stock (or other Octel voting securities) prior to the merger or consolidation cease to hold at least 51% of Octel's Common Stock (or other
         Octel voting securities), or pursuant to a plan of liquidation of Octel.

                                       5


CUSIP NO. 675724 10 8   SCHEDULE 13D


    In addition, Hewlett-Packard may transfer its shares of Octel
Common Stock (or other Octel voting securities), subject to Octel's right of first refusal, in transactions not otherwise described in (1) through (8) above which do not result in any single person or group owning or having the right to acquire 5% or more of Octel's Common Stock (or other Octel voting securities).

    On March 7, 1994, Hewlett-Packard notified Octel that Hewlett-
Packard intended, as market conditions permit, to begin selling on March
21, 1994, on the open market, up to 824,049 shares of Octel Common
Stock which were subject to Octel's right of first refusal. In the same notice, Hewlett-Packard also informed Octel that Hewlett-Packard intended, as market conditions permit, to sell immediately, pursuant to Rule 144(k), up to 830,070 shares of Octel Common Stock, which were not subject to Octel's right of first refusal. Hewlett-Packard later waived Octel's obligation to exercise the right of first refusal by March 21, 1993 and agreed that Octel would have until the earlier of first day after the merger of Octel and VMX, Inc. and April 1, 1994 to exercise such right. Octel did not exercise such right by such date.

Item 7.  Material to be Filed as Exhibits.

    As stated in the Original Schedule 13D, the Stock Purchase Agreement as filed as Exhibit A to the Original Schedule 13D. It is not being refiled electronically with this Amendment No. 4.




Signature.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             June 19, 1994
                             -----------------------
                             Date

                             Ann O. Baskins
                             -----------------------
                             Signature

                             Ann O. Baskins
                             Assistant Secretary and
                               Managing Counsel
                             -----------------------
                             Name/Title

            Attention:  Intentional misstatements or omissions
              of fact constitute Federal criminal violations
                           (See 18 U.S.C. 1001).

                                       6